Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

Email Communication from Kevin Hell, Chief Executive Officer of DivX, Inc.,

to the Company’s Employees, dated June 2, 2010

Hello All,

From the beginning, we at DivX have been working to create a better media future that lets consumers connect to the entertainment content they care about on any kind of device. Over the past decade, we have made significant progress in making that vision a reality.

Building on this success, I have some very important news to share with all of you. This morning, a press release crossed the wire announcing that Sonic and DivX have entered into a definitive agreement for Sonic to acquire DivX. The acquisition is expected to close in the third quarter of 2010 and is subject to regulatory approvals and customary closing conditions.

I believe this deal makes a lot of sense for both parties, for a number of reasons. DivX and Sonic are strongly aligned strategically, and together we are well-positioned to take a leadership role in the digital media space at an opportune time to capitalize on the market’s rapid development. Our two companies have worked together for years, and we are currently partnering to enable the distribution of premium content through the RoxioNow (formerly CinemaNow) platform. We share a common goal of enabling easy and convenient access to digital video content on a broad range of platforms and devices, a goal that is reflected in the complementary nature of many of our products, technologies, customers and partnerships.

More specifically, DivX and Sonic represent different layers of the common media platform we’ve all been discussing: Sonic offers a robust platform for digital content and applications coupled with major retailer distribution through Blockbuster, Best Buy and others.

As for what DivX brings to the table, three factors that Sonic has specifically cited as key drivers behind the acquisition are:

•	Our broad footprint in consumer electronics devices;

•	Our strong global brand and active community;

•	Our cutting-edge digital video technology solutions

The Sonic management team has also cited the talented, determined, experienced and passionate DivX employee base as a driving factor. Together, we can leverage these combined assets to accelerate Sonic’s digital distribution business while helping DivX become a mandatory feature for both devices and content providers, especially in the U.S.

That said, please understand that what we are announcing today is only the first step, and the details of the combined entity will be worked out over time. What I can tell you today is that under the terms of the agreement, which have been approved by the Boards of Directors of both companies, Sonic will acquire all DivX outstanding shares. As mentioned above, the deal is not expected to be complete until September at the earliest. Over the next several months a cross-functional team of Sonic and DivX and executives will be conducting in-depth planning and strategy sessions intended to flesh out the new organization and determine how the combined organization can best utilize our assets.

We will be conducting a special all-hands meeting today in San Diego at 9:15 AM, where DivX management will be joined by members of the Sonic Management Team, including CEO Dave Habiger and Sonic Founder and Chairman Bob Doris. This meeting will provide an open forum for all of you to ask questions and better understand the nature of the acquisition.

Through your hard work and dedication, we have put ourselves in a position of strength to fulfill our vision, in combination with Sonic. I am confident that the DivX vision and mission will remain very much alive within the new organization, and I look forward to speaking to all of you later today. We will do our best to answer all your questions, and we will continue to provide more detailed information as the process progresses.

Best,

Kevin

INTERNAL FAQ

Why is this a good thing for DivX stakeholders?

We believe that the combination of DivX and Sonic will allow us to jointly realize the vision we have all been working toward, which is a common media platform that provides consumer choice and helps connect people to entertainment. We both share a mutual vision of the future and complementary internal cultures. The combination will allow us to rapidly become a more impactful player in the digital media landscape.

What is the integration plan?

A cross-functional integration team will be created staffed by senior members of Sonic and DivX. The team will be charged with developing an integration plan and ensuring the process runs as smoothly and effectively as possible once the acquisition is finalized.

Are we able to begin to collaborate with Sonic prior to the close of the acquisition?

Prior to the close, Sonic and DivX are legally required to continue to operate as independent businesses. While we are able to collaborate on any current business dealings that began prior to this announcement, we cannot execute plans for the combined company until after the close.

How will the acquisition impact DivX employees?

We believe the acquisition will result in a stronger, more impactful organization that will allow us to better execute on our strategic vision. As noted above, Sonic management recognizes the importance of employee contributions to the overall value of DivX and the combined entity. The cross-functional integration team will present an organization structure prior to close of the deal, which is expected to occur in the third quarter.

How will the acquisition impact current product plans and deliverables?

The acquisition should have no impact on current products plans or deliverables. It is very important that each of us stay committed to our work and continue performing at the high level expected from our customers, partners, and colleague.

Will DivX products and services become part of a Sonic product group or will it become its own division?

Our goal is to ensure that we maximize the opportunities in front of us. The integration team, comprised of members of both Sonic and DivX, will present an organization structure prior to close.

What can we say publicly about the acquisition?

If you receive general inquiries regarding the acquisition, you may direct people to the press release or to the replay of our related call (www.divx.com). Customer/partner questions should be filtered through the appropriate channels. All press inquiries should be directed to Tom Huntington (thuntington@divxcorp.com) or Jen Baumgartner (jbaumgartner@divxcorp.com).

I have additional questions about the acquisition, who should I ask?

You should direct your questions to members of the executive team.

Forward-Looking Statements:

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information:

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Sonic and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC’s web site at www.sec.gov or by directing a request to either Sonic or DivX.